UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 13, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

Attached hereto and incorporated by way of reference herein is the Registrant’s press release entitled “Nova Measuring Instruments Announces Settlement with Nanometrics Terminating All Pending Patent Litigation”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: April 13, 2007

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK International Investor Relations
Tel: +972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : info@gk-biz.com
http://www.nova.co.il

Company Press Release

NOVA MEASURING INSTRUMENTS ANNOUNCES SETTLEMENT WITH
NANOMETRICS TERMINATING ALL PENDING PATENT LITIGATION

Rehovoth, Israel, – April 12, 2007 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that it has reached a settlement of all three patent suits between Nova and Nanometrics Incorporated. During a settlement conference on April 11, 2007, Nanometrics and Nova agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other for a period of one year.

The settlement, upon court approval, will terminate the three lawsuits pending in the U.S. District Court for the Northern District of California. The patent litigation between Nanometrics and Nova Measuring began in March of 2005, when Nova initiated a suit claiming Nanometrics infringed on certain integrated metrology products. This case was scheduled to begin trial on May 29th of this year. A second suit, initiated by Nanometrics in April of 2006, related to claims of infringement by Nova of certain UV calibration technology owned by Nanometrics and is currently on Stay. The third suit, initiated by Nanometrics in October of 2006, related to certain scatterometry optical critical dimension technology owned by Nanometrics and was moving towards trial.

“We view this as a positive outcome,” commented Gabi Seligsohn, President and CEO of Nova. “This settlement constitutes an important step toward achieving one of our important goals – moving to profitability. In addition to eliminating litigation-related expenses, it also removes a major distraction for the management team. While we were confident in our position regarding these pending suits, we prefer to focus on enhancing shareholder value through business growth in the marketplace rather than the courtroom.”

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding expected profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.